SECURITIES AND EXCHANGE COMMISSION

WASHINGTON , DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No.  2*

NORTHEAST BANCORP
(Name of Issuer)
Voting Common Stock, Par Value $1.00 per share
(Title of Class of Securities)
663904209
(CUSIP Number)
Michael R. Mayberry Senior Vice President - Legal Continental Grain Company 277 Park Avenue New York, NY 10172 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 663904209	13D	Page 2 of 13

1	NAME OF REPORTING PERSON: Arlon Capital Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 3 of 13

1	NAME OF REPORTING PERSON: Arlon Capital Partners General Partner II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 4 of 13

1	NAME OF REPORTING PERSON: Arlon Capital Partners Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 5 of 13

1	NAME OF REPORTING PERSON: Arlon Advisor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 6 of 13

1	NAME OF REPORTING PERSON: Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 663904209	13D	Page 7 of 13

1	NAME OF REPORTING PERSON: Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		859,439
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		859,439
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 663904209	13D	Page 8 of 13

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D, dated December 29, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereof, dated May 15, 2012 (as so amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). The Schedule 13D relates to the voting common stock, par value $1.00 per share (the “Voting Common Stock”), and, to the extent described in Items 3 and 6 below, the non-voting common stock, par value $1.00 per share (the “Non-Voting Common Stock”, and together with the Voting Common Stock, the “Common Stock”), of Northeast Bancorp, a corporation organized under the laws of the state of Maine (the “Issuer”) , with its principal executive offices located at 500 Canal Street, Lewiston, Maine 04240.

This Amendment No. 2 to Schedule 13D is being filed to reflect a change in the beneficial ownership of the Reporting Persons effective as of the closing of the Public Offering (as such term is defined below).

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms herein used but not defined have the respective meanings given to such terms in the Original Schedule 13D.

Each response herein is based on there being a total of 8,681,210 shares of Voting Common Stock issued and outstanding, after giving effect to the Public Offering. The response in Item 6 is based on there being a total of 1,076,314 shares of Non-Voting Stock issued and outstanding, after giving effect to the Public Offering. Unless expressly noted otherwise herein, the share numbers herein do not give effect to the underwriter’s exercise of its over-allotment option as described in Item 4 below.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated March 30, 2010 (the “Merger Agreement”), between FHB Formation LLC (“FHB”) and the Issuer, Arlon purchased limited liability company units in FHB for $4,571,598 in the aggregate, which units were immediately exchanged in the merger for 317,286 shares of Voting Common Stock.  The source of these funds was mainly from the investment capital of CGC, which was provided to Arlon from CGC as a limited partner of Arlon pursuant to a capital call.  The remainder of the funds were provided by other limited partners of Arlon pursuant to a capital call.

In connection with the closing on May 21, 2012 of the transactions contemplated by the Underwriting and Placement Agreement, dated May 15, 2012 (the “Underwriting Agreement”), by and among the Issuer and other parties named therein, relating to a public offering by the Issuer of Common Stock pursuant to a Registration Statement on Form S-1 (the “Public Offering”), Arlon purchased 542,153 shares of Voting Common Stock and 594,432 shares of Non-Voting Common Stock at a price per share of $8.00 and an aggregate purchase price of $9,092,680.00. The source of these funds was mainly from the investment capital of CGC, which was provided to Arlon from CGC as a limited partner of Arlon pursuant to a capital call. The remainder of the funds were provided by other limited partners of Arlon pursuant to a capital call.

CUSIP No. 663904209	13D	Page 9 of 13

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock were acquired primarily for investment purposes.  Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures at it deems appropriate from time to time in furtherance of such interests.  Each of the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then beneficially owned by it, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.  Each of the Reporting Persons may also from time to time discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, or take such other similar actions as such Reporting Persons may deem appropriate.  In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. David Tanner, Executive Vice President-Investments of CGC, was appointed to the board of directors of the Issuer, and that position may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of Schedule 13D. Notwithstanding the foregoing, except as described below, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one of more of the matters described in Items 4(a)-(j) of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

The Issuer disclosed in a Current Report on Form 8-K filed on May 21, 2012 that the underwriter of the Public Offering exercised in part its over-allotment option. This has the effect of increasing the number of outstanding shares of Common Stock. Depending on market conditions and certain other factors as discussed in the previous paragraph (and without otherwise limiting the generality of the previous paragraph), Arlon may in the near future acquire in the open market additional shares of Common Stock that would result in Arlon maintaining ownership of up to approximately 9.9% of the total outstanding shares of Voting Common Stock and of up to approximately 14.9% of the Issuer’s total equity (in each case after giving effect to the underwriter’s exercise of its over-allotment option).

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Arlon directly owns 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole general partner of Arlon, ACP GP may be deemed to beneficially own 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole general partner of ACP GP, ACP Management may be deemed to beneficially own 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

CUSIP No. 663904209	13D	Page 10 of 13

By virtue of being the sole member of ACP Management, Arlon Advisor may be deemed to beneficially own 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the sole member of Arlon Advisor and the holder of an indirect majority interest in Arlon, CGC may be deemed to beneficially own 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares.

By virtue of being the Chairman, Chief Executive Officer and President of CGC and being one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC, Mr. Fribourg may be deemed to beneficially own 859,439 shares of Voting Common Stock, representing approximately 9.9% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fribourg is the beneficial owner of the Common Stock referred to herein for purposes of Section 13 (d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 3 above, 317,286 shares of Voting Common Stock were acquired in connection with the closing of the transactions contemplated by the Merger Agreement.  References to and descriptions of the Merger Agreement are qualified in their entirely by reference to the Merger Agreement, which is included hereto as Exhibit 99.2 and is incorporated by reference herein.  Under the Merger Agreement, the Issuer agreed to provide Arlon and certain other of the Issuer’s shareholders with registration rights, including certain rights to require the Issuer to file a resale registration statement and to effect an underwritten registered offering of such shareholder’s shares of Common Stock, as well as certain rights to have such shares covered by any other registration statements filed by the Issuer. References to and descriptions of the registration rights provided by the Merger Agreement are qualified in their entirely by reference to Schedule 6.20 (Registration Rights) to the Merger Agreement, which schedule is included hereto as Exhibit 99.3 and is incorporated by reference herein.

In addition, as described in Item 3, Arlon acquired 542,153 and 594,432 shares of Voting Common Stock and Non-Voting Common Stock, respectively, at the closing of the Public Offering. References to and descriptions of the Underwriting Agreement herein are qualified in their entirety by reference to the Underwriting Agreement, which was filed by the Issuer as an exhibit to its Current Report on Form 8-K on May 16, 2012. The sale of the shares of Non-Voting Common Stock to Arlon was made pursuant to a purchase agreement, dated May 15, 2012 (the “Purchase Agreement”). References to and descriptions of the Purchase Agreement herein are qualified in their entirety by reference to the form of Purchase Agreement, which is included hereto as Exhibit 99.4 and is incorporated by reference herein.

The total shares of Voting Common Stock and Non-Voting Stock owned by Arlon (after giving effect to the Public Offering, but prior to giving effect to the underwriter’s exercise of its over-allotment option as described in Item 4) together constitute an aggregate of 1,453,871 shares of Common Stock, which represents an aggregate of approximately 14.9% of the Issuer’s total equity.

CUSIP No. 663904209	13D	Page 11 of 13

Item 7.  Material to be filed as Exhibits.

Exhibit No.	Document
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 22, 2012, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).
99.4	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 16, 2012).

CUSIP No. 663904209	13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 22, 2012

Arlon Capital Partners II LP

By:	Arlon Capital Partners General Partner II LP, its general partner

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners General Partner II LP

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners Management Company LLC

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Advisor LLC

By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Director

Continental Grain Company

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

Paul J. Fribourg

By:	/s/ Paul J. Fribourg

CUSIP No. 663904209	13D	Page 13 of 13

Exhibit Index
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 22, 2012, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).
99.4	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 16, 2012).